SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **June 3, 2005**

PEPCO HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**001-31403**	**52-2297449**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N. W.
Washington, D. C. 20068
(Address of Principal Executive Offices) (Zip Code)

(202) 872-3526
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officer; Election of Directors; Appointment of Principal Officers**

Effective August 10, 2005, Ronald K. Clark will become Vice President and Controller of Pepco Holdings, Inc. ("PHI" or the "Company") and in that capacity will serve as PHI's "principal accounting officer." Mr. Clark will replace James P. Lavin who will retire on that date.

Mr. Clark, age 49, is a certified public accountant and has been associated with MCI, Inc. since March 2004, and has been Vice President, Financial Reporting and Policy for MCI, Inc. since July 2004.

From March 1995 - March 2001, Mr. Clark served as Director, Financial Transactions and Reporting for Lockheed Martin Corporation. In April 2001, Mr. Clark became Assistant Controller of Lockheed Martin Global Telecommunications, a business segment of Lockheed Martin Corporation, and in January 2002 was named Controller of that entity. From June 2002 - December 2003, Mr. Clark served as Vice President, Controller and Chief Accounting Officer of Allegheny Energy, Inc.

Mr. Clark will be paid an annual salary of $235,000. In addition, as a sign-on bonus he will be paid $100,000 on June 27, 2005, and, assuming satisfactory performance, additional payments of: $75,000 on each of December 31, 2005 and June 27, 2006, and $50,000 on each of December 31, 2006, December 31, 2007 and December 31, 2008.

Mr. Clark, also will be eligible to participate in the PHI Executive Annual Incentive Plan ("EIP"). For 2005, Mr. Clark will be eligible to earn a cash bonus at target performance of 30% (maximum payout of 180% of target) of his 2005 base salary (prorated according to the number of days he is employed during 2005) based upon the extent to which PHI achieves performance criteria relating to one or more of earnings, cost containment, electric system reliability, customer satisfaction, diversity and safety, the performance criteria previously selected by the PHI Compensation/Human Resources Committee of the Board of Directors (the "Committee") to determine awards for 2005 under the EIP.

Mr. Clark will enter into a severance agreement with PHI. The severance agreement will provide for the payment of severance benefits to the executive if, within two years following a change in control, any of the following events occur: (i) termination of the employment of the executive by PHI (or a successor company), other than for cause, death, disability or voluntary normal retirement; (ii) termination of employment by the executive for "good reason," defined as the assignment of duties materially inconsistent with the executive's duties prior to the change in control or a material reduction or alteration of his duties, a reduction in the executive's salary or relocation of the executive by more than 50 miles; (iii) the failure or refusal by a successor company to assume PHI's obligations under the agreement; or (iv) a material breach of the agreement by PHI (or a successor company). The executive also is entitled to severance benefits upon (i) the termination of the executive's employment without cause in contemplation of, but prior to, a change in control or (ii) the occurrence of an event, in contemplation of, but prior to a change in control, constituting "good reason" followed by the executive's voluntary termination of employment within two years after a change in control. The severance benefits consist of: (i) an amount equal to two times the executive's annual base salary (in effect at the time of termination) and annual bonus (average of annual target bonuses during the three years prior to termination) paid in 24 equal monthly installments and (ii) certain welfare benefits for a three-year period after the date of termination. The agreement also provides that the executive is entitled to receive a gross-up payment equal to the amount of any federal excise taxes imposed upon compensation payable upon termination and the additional taxes that result from such payment.

Mr. Clark also will be entitled to participate in the Company's pension plan and Supplemental Executive Retirement Plan, with vesting to occur after five years of service, and in the Company's non-qualified deferred compensation plan, and will receive a monthly car allowance of $895. He also will be entitled to participate in PHI's health and welfare plans on the same terms as employees generally.

Mr. Clark does not have a "family relationship" within the meaning of Item 401(d) of SEC Regulation S-K, with any other director or executive officer of PHI nor does Mr. Clark own any shares of the Company's Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

By:_____

    Name: Joseph M. Rigby
    Title: Senior Vice President and Chief
              Financial Officer

Date: June 3, 2005